Exhibit 4.25(a)

[ON LETTERHEAD OF CREDIT AGRICOLE CORPORATE & INVESTMENT BANK]

June 4, 2020

Dear Sir

We refer to the Facility Agreement dated 10th February 2020 and your letter dated 8th May 2020 on the request of certain amendments be made to the facility agreement.

The lenders to the agreement have agreed to the following covenant amendments:

(1)	the reduction of the cash covenant as detailed in clause 21.1(a)(ii) of the Facility Agreement from $30 million to $20 million for the June 30, 2020 testing and to be further tested on a one off basis at September 30, 2020; and

(2)	the determination of current liabilities in relation to the calculation of the covenant detailed in clause 21.1 (a)(v) of the Facility Agreement will exclude the amount owed to Sankaty under the $35.8 million senior secured credit facility for purposes of testing, as at June 30, 2020 and on a one off basis tested at September 30, 2020, the covenant that requires our current assets to exceed our current liabilities.

(3)	the reduction of the Adjusted Minimum Net Worth covenant as detailed in clause 21.1 (b) (i) (A) of the Facility Agreement from $100m to $50m for the June 30, 2020 testing.

It is intended that the side letter to this facility agreement will be completed subsequent to the date of this letter. This will not result in a change in the lenders decision on the above covenant amendment.

Sign off,
/s/ Dilhan Sebastian
Dilhan Sebastian

Authorised Signatory of the Facility Agent